SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 21, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Director/PDMR Shareholding

SMITH & NEPHEW PLC

21 February 2023

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMR') AND PERSONS CLOSELY ASSOCIATED WITH THEM.

Smith & Nephew plc (the "Company") announces that it has been informed of changes to the share interests of PDMRs in the Company, detailed below, following completion of the related performance periods.

Smith & Nephew Global Share Plan 2020 (Performance Share Awards):

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Lapse of Performance Share Awards granted on 21 May 2020 under the Smith & Nephew Global Share Plan 2020
Date of Transaction	2023 - 02 - 21
Place of Transaction	Lapse took place outside a trading venue

	Number of ordinary shares under award granted on 21/05/2020 (shown at maximum)	Number of ordinary shares lapsed under award (shown at maximum)	Number of ordinary shares outstanding under award (shown at maximum)
Helen Barraclough (Group General Counsel & Company Secretary)	10,982	10,982	0
Bradley Cannon (President Orthopaedics, Sports Medicine & ENT and Americas)	29,624	29,624	0
Phil Cowdy (Chief Corporate Development & Corporate Affairs Officer)	19,860	19,860	0
Myra Eskes (President APAC Region & Global Service)	29,392	29,392	0
Simon Fraser (President Advanced Wound Management & Global Commercial Operations)	25,628	25,628	0
Elga Lohler (Chief HR Officer)	26,472	26,472	0
Vasant Padmanabhan (President Research & Development)	25,638	25,638	0

Notes:

(i)      Following completion of the performance measurement period, these awards lapsed in full on 21 February 2023.

(ii)     Details regarding the performance against targets as set at the grant date will be disclosed within the Annual Report which is to be published on 6 March 2023.

This announcement is made in accordance with the requirements of Article 19 (3) of the Market Abuse Regulation.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc
Tel:      +44 (0) 1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 21, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary